Rolls-Royce

RECEIVED

2004 MAY -4 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04024818

28 April 2004

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Seven Notifications of Major Interests in Shares
Schedule 11 – Five Notifications of Directors Interests
Eight Notifications of Directors Interests
B Share circular to shareholders

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 5 Mar 2004
Number	PRNUK-0503

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRANDES INVESTMENT PARTNERS, LLC

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

... DEPOSITORY RECEIPTS (ADR'S) representing five

10. Date of transaction

3 March 2004

11. Date company informed

5 March 2004

12. Total holding following this notification

11,306,125 ORDINARY SHARES & 10,631,810 ADR'S

13. Total percentage holding of issued class following this notification

3.9%

14. Any additional information

NOTIFICATION RECEIVED UNDER s198 COMPANIES ACT 1985 - REDUCTION IN HOLDING

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

5 March 2004

END

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:03 17 Mar 2004
Number	PRNUK-1703

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

12 MARCH 2004

11. Date company informed

16 MARCH 2004

12. Total holding following this notification

54,907,322

13. Total percentage holding of issued class following this notification

3.30

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 23 Mar 2004
Number	PRNUK-2303

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

5. Number of shares / amount of stock acquired

NOW HOLDS LESS THAN 3%

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

NOW HOLDS LESS THAN 3%

9. Class of security

ORDINARY

10. Date of transaction

18/03/04

11. Date company informed

22/03/04

12. Total holding following this notification

NOW HOLDS LESS THAN 3%

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

23/03/04

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 2 Apr 2004
Number	PRNUK-0204

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

01/04/2004

165,818,290

13. Total percentage holding of issued class following this notification

9.8786%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

2/04/2004

SCHEDULE

Registered Holder	No. of Shares	% of class
JP Morgan Chase	129,541,584	7.7174%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Northern Trust Company	3,159,103	0.1882%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	14,192,866	0.8455%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe London	37,805	0.0023%
Bank of New York, London	1,424,618	0.0921%
[illegible]	2,437,185	0.1452%

Citibank Ltd	1,463,200	0.0872%
London		
Euroclear Bruxelles Bic Mgt	27,149	0.0016%
Clydesdale Bank PLC	1,690,230	0.1007%
London		
Merrill Lynch Int'l Ltd	1,835,510	0.1094%
London		
Mellon Bank NA	6,150,663	0.3664%
London		
HSBC Bank	301,130	0.0179%
London		
Royal Trust Corp. of Canada	3,557,247	0.2119%
London		
TOTAL	165,818,290	9.8786%

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:45 1 Apr 2004
Number	PRNUK-0104

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY,LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

30 MARCH 2004

11. Date company informed

31 MARCH 2004

12. Total holding following this notification

52,593,455

13. Total percentage holding of issued class following this notification

3.13

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 1 APRIL 2004

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 7 Apr 2004
Number	PRNUK-0704

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE GOLDMAN SACHS GROUP, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

GOLDMAN, SACHS & CO (3,640 ADR'S, 1 ADR = 5 ORDINARY SHARES)

GOLDMAN SACHS INTERNATIONAL 87,553,355

GOLDMAN SACHS JBWERE MANAGED FUNDS LTD 725,000

GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED 315,303

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

01/04/04

11. Date company informed

7/04/04

12. Total holding following this notification

88,611,858

13. Total percentage holding of issued class following this notification

5.2785%

14. Any additional information

NOTIFICATION UNDER S.198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

7/04/04

END

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:45 22 Apr 2004
Number	PRNUK-2204

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE GOLDMAN SACHS GROUP, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

22/04/04

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

HOLDS LESS THAN 3%

14. Any additional information

INCORRECT DISCLOSURE NOTIFIED ON 7 APRIL 2004

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

22/04/04

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	15:14 7 Apr 2004
Number	PRNUK-0704

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

122

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

232.75p

13. Date of transaction

07/04/2004

14. Date company informed

07/04/2004

15. Total holding following this notification

5,297

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 07/04/2004

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	15:07 7 Apr 2004
Number	PRNUK-0704

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
13,774	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	232.75p	07/04/2004	07/04/2004

15. Total holding following this notification

90,138

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 07/04/2004

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:31 9 Mar 2004
Number	PRNUK-0903

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

123

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

232.75p

13. Date of transaction

08/03/2004

14. Date company informed

08/03/2004

15. Total holding following this notification

5,175

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 09/03/2004

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:30 9 Mar 2004
Number	PRNUK-0903

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,106	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	232.75p	08/03/2004	08/03/2004

15. Total holding following this notification

76,364

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 09/03/2004

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:14 8 Mar 2004
Number	PRNUK-0803

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Rolls-Royce Group plc

2) Name of director

Colin Henry Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Colin Henry Green

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Henry Green

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of unapproved executive options at an exercise price of £1.76 per share.

7) Number of shares/amount of stock acquired

67,250

8) Percentage of issued class

0

9) Number of shares/amount of stock disposed

50,666

10) Percentage of issued class

0

· ordinary 20p

(12) Price per share

£2.3475

13) Date of transaction

5 March 2004

14) Date company informed

5 March 2004

15) Total holding following this notification

177,227

16) Total percentage holding of issued class following this notification

0

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren - Deputy Company Secretary - 01332 245878

25) Name and signature of authorised company official responsible for making this notification John Warren Deputy Company Secretary
Date of Notification 8 March 2004

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:30 11 Mar 2004
Number	PRNUK-[illegible]

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 8th March 2004 of 48,848 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 232.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,768,322 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 54

C H Green 54

A B Shilston 54

Company notified 10 March 2004

Dated 11 March 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	14:00 31 Mar 2004
Number	PRNUK-3103

31st March 2004

Rolls-Royce Group plc

Rolls-Royce Group plc announces that on 29 March 2004 the Rolls-Royce Employee Share Trust entered into an agreement to acquire 2,723,570 shares at an average price of 220.29 pence per share for the purpose of satisfying, in due course, awards granted under the Rolls-Royce Deferred Share Plan.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel: 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:26 5 Apr 2004
Number	PRNUK-0504

STOCK EXCHANGE ANNOUNCEMENT

5th April 2004

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 2nd April 2004 ordinary shares in the Company (Shares) were conditionally awarded at a price of £2.20 per share to Executive Directors under the terms of the Annual Performance Related Award plan (APRA) as follows:-

	No of Shares
Sir John Rose	62,632
J P Cheffins	42,252
C H Green	37,934
J M Guyette	28,253
M G J W Howse	27,824
A B Shilston	36,824

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors from the Rolls-Royce Employee Share Trust in two years time, provided the Executive Director remains an employee of Rolls-Royce.

For further information, please contact:-

John Warren - Deputy Company Secretary - 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	15.23 23 Apr 2004
Number	PRNUK-2304

23rd April 2004

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 22nd April 2004, ordinary shares in the company were transferred to the following executive directors by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2001. In addition the Directors sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
J P Cheffins	46,774	19,178

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 3,336,567 shares were held in the trust and following the release 3,289,793 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	[illegible]
TIDM	[illegible]
Headline	[illegible]
Released	[illegible]
Number	[illegible]

19th April 2004

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 16th April 2004, ordinary shares in the company were transferred to the following executive directors by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2001. In addition the Directors sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Sir John Rose	74,838	30,684
J M Guyette	52,778	25,951

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 3,880,506 shares were held in the trust and following the release 3,752,890 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	14:24 15 Apr 2004
Number	PRNUK-1504

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

The Company announces that on 13 April 2004 the trustee of the Rolls-Royce Profit Sharing Share Scheme (the Scheme) transferred ordinary shares to the executive directors of the Company as follows:

Name	Number
Sir John Rose	3,756
J P Cheffins	2,477
C H Green	2,837
Dr MGJW Howse	1,351

The Scheme is approved by the Inland Revenue as a profit sharing scheme and the shares transferred were appropriated under the Scheme on 11 April 2001. Participants in the Scheme are the beneficial owner of the shares appropriated to them from the date of appropriation.

For further information please contact:

John Warren - Deputy Company Secretary - Tel. 01332 245878

Date: 15 April 2004

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	14:50 14 Apr 2004
Number	PRNUK-1404

Rolls-Royce SharePurchase Plan - Stock Exchange Announcement

1. Purchase of Shares

The Company announces on 8th April 2004 the purchase of 998,260 ordinary shares in the Company (Shares) by Computershare Trustees Limited (the Trustee) at a price of 231.25 pence per share for the purpose of satisfying the allocation of Shares to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,772,701 Shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

2. Allocation of Shares

The Company announces the allocation on 13th April 2004 of ordinary shares in the Company (Shares) by Computershare Trustees Limited to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000. Each participant is the beneficial owner of the Shares allocated to him or her.

The numbers of Shares allocated on 13th April 2004 to the executive directors were as follows:

Sir John Rose 1,297

John Cheffins 1,297

Colin Green 1,297

Andrew Shilston 1,297

For further information please contact:

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR
Headline	Director Shareholding
Released	14:00 8 Apr 2004
Number	PRNUK-0804

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th April 2004 of 46,708 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 232.0 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,730,412 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 53

C H Green 53

A B Shilston 53

Company notified 8 April 2004

Dated 8 April 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Rolls-Royce Group plc Ordinary Shares on or before March 12, 2004, please send this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Application will be made to the competent authority in the UK for the B Shares to be admitted to the Official List. It is expected that Admission of the B Shares will become effective on June 25, 2004.

Rolls-Royce

Rolls-Royce Group plc

PROPOSED ISSUE OF B SHARES

To be valid, Redemption/Conversion Forms which are included with this document must be returned in the prescribed manner to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FA or by hand to Computershare Investor Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR so as to be received by no later than 5.00 p.m. on Friday June 18, 2004.

If you have any queries in relation to this proposal or the completion of the Redemption/Conversion Form, you may call Computershare Investor Services PLC on 0870 702 0111 between 9.00 a.m. and 5.00 p.m. on any Business Day. Computershare Investor Services PLC will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

A letter from the Acting Chairman of Rolls-Royce Group plc appears on page 4 of this document.

CONTENTS

The definitions and abbreviations set out in "Definitions" *apply throughout this document unless the context requires otherwise.*

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

March 10 – 16, 2004	Calculation period for Conversion Share Value
March 12, 2004	Record Date for entitlement to B Shares
11.00 a.m. on May 3, 2004	Latest time and date for receipt by the Registrars of Proxy Forms in respect of the Annual General Meeting
11.00 a.m. on May 5, 2004	Annual General Meeting
5.00 p.m. on June 11, 2004	Latest time and date to amend standing instructions
5.00 p.m. on June 18, 2004	Latest time and date for receipt by the Registrars of the completed Redemption/ Conversion Forms
June 25, 2004	Shareholders' B Shares issued and entered into the B Shareholder register of the Company
June 25, 2004	B Shares expected to be listed on the London Stock Exchange
June 30, 2004	Crediting of CREST accounts with B Shares in respect of Shareholders who did not elect to redeem or convert their B Shares and who have applied to have their B Shares in uncertificated form
July 5, 2004	Despatch of cheques/adjustment of CREST accounts/payment into bank accounts in respect of B Shares which have been redeemed
July 5, 2004	Adjustment of CREST accounts for Ordinary Shares in respect of B Shares converted into uncertificated Ordinary Shares
On or as soon as possible after July 5, 2004	Despatch of share certificates for Ordinary Shares in respect of B Shares converted into certificated Ordinary Shares and despatch of share certificates for B Shares in respect of the balance of Shareholders who did not elect to redeem or convert all their B Shares and who have not applied to have their B Shares in uncertificated form

All times are British Summer Time.

LETTER FROM THE ACTING CHAIRMAN OF ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc

(Registered in England and Wales No. 4706930)

Registered office:
65 Buckingham Gate, London SW1E 6AT

March 22, 2004

To Shareholders and, for information only, to holders in the ADR Programme

Dear Shareholder

Dividend payments

On February 12, 2004, the Company announced that it is proposing to change the arrangements for making payments to Shareholders. The purpose of this document is to explain to you these changes and their implications for you.

Under the new arrangements you will receive what are called "B Shares" in place of a dividend. The B Shares can then be redeemed for cash or converted into Ordinary Shares. The issue of B Shares in this way will result in significant tax and cash flow benefits to the Group which will in turn benefit all Shareholders.

With B Shares you will have the same flexibility as before to choose cash or shares. Thus, if you decide to redeem all your B Shares for cash, you will receive the same amount of cash and at the same time as you would have with a cash dividend. Equally, if in the past you have chosen to receive your dividend in the form of Ordinary Shares, these proposals will enable you to convert all your B Shares into the same number of Ordinary Shares as you would have received under the existing scrip dividend alternative. In addition, you can choose to retain your B Shares for future redemption for cash or conversion into shares.

I apologise for the additional paper work that this change will require, but in view of the tax benefits that will accrue to the Group I very much hope that you will agree that it is in the interests of all Shareholders to proceed in this way.

These proposals will require the approval of Shareholders at the Annual General Meeting, to be held on May 5, 2004.

If approved, Shareholders will receive 50 B Shares, each with a nominal value of 0.1 pence for each Ordinary Share held. If the B Shares are redeemed for cash, Shareholders will receive 5p for each Ordinary Share held.

Action to be Taken

Part 1 of this document explains the action you should take in response to these new arrangements and, in particular, how you should complete the Redemption/Conversion Form. Further background to the B Share proposal is contained in this document and in the enclosed Shareholder Information Leaflet which includes a "Questions and Answers" brief.

Recommendation

Your Directors consider that the proposal to issue B Shares is in the best interests of the Company and Shareholders as a whole. Accordingly, your Directors unanimously recommend Shareholders to vote in favour of the resolution to issue the B Shares, to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings which, as at March 15, 2004, amounted to a total of 1,518,967 Ordinary Shares.

Yours faithfully

Moore

Lord Moore of Lower Marsh
Acting Chairman

PART 1: KEY FEATURES OF THE B SHARE PROPOSAL

Reasons for the Proposal

The Group has been reviewing ways in which value can be realised from its unrelieved advance corporation tax ("surplus ACT"). Currently the Group has approximately £180 million of surplus ACT which has accumulated from the payment of cash dividends up to April 1999. Despite the abolition of ACT in April 1999, this surplus ACT can still be recovered against the Group's future mainstream corporation tax liabilities, but the rate at which this can be done is restricted by what is known as "shadow ACT", which is generated each time a cash dividend is paid. Unlike cash dividends, a return of capital through the issue of B Shares does not generate shadow ACT.

By issuing B Shares rather than paying a dividend, the Group will accelerate the recovery of its surplus ACT which will significantly benefit cash flows in future years.

Summary of the Proposals:

- A bonus issue of B Shares to holders of Ordinary Shares on the basis of:

  50 B Shares (of 0.1 pence nominal value each) for every 1 Ordinary Share held on March 12, 2004 resulting in a return of 5 pence per Ordinary Share.

- Shareholders can make the following elections (to be received by not later than 5.00 p.m. on June 18, 2004):

  (a) **to redeem their B Shares for cash; or**

  (b) **to convert their B Shares into Ordinary Shares.**

- Alternatively Shareholders may take no action and retain their B Shares. The Company expects to offer Shareholders further opportunities to redeem or convert their B Shares in the months of January and July each year.
- Shareholders who retain their B Shares will receive a dividend of 75% of LIBOR on the 0.1 pence nominal value of each of their B Shares.
- Shareholders also have the ability to redeem any number of their B Shares and/or convert any number of their B Shares.
- B Shares will only have limited voting rights. The details of these rights are set out more fully in Part 2 of this document.
- Application will be made for the B Shares to be listed on the Official List and for admission to trading on the London Stock Exchange.
- In certain circumstances the Company will have the option to redeem the B Shares. These circumstances are set out in Part 2 of this document.
- As was the case with the issue of scrip dividends, elections by Shareholders can apply to all future issues of B Shares until such time as the Shareholders elect otherwise.

If for any reason the issue of B Shares does not proceed, the Directors will recommend a final dividend with a scrip alternative for the year ended December 31, 2003 of 5 pence for each Ordinary Share held.

Redemption of B Shares for cash

Shareholders who elect to redeem their B Shares will:

- in the case of Shareholders who hold their Ordinary Shares in certificated form, have redemption payment cheques posted to them (or have their bank accounts credited) on July 5, 2004; and
- in the case of Shareholders who hold their Ordinary Shares in uncertificated form (i.e. CREST), have their CREST accounts credited with the redemption payment (or have their bank accounts credited) on July 5, 2004.

If Shareholders have previously instructed the Company to pay dividends to them directly into designated accounts and if these instructions are still valid ("Standing Instructions") the redemption payment will be made in accordance with the Standing Instructions, and not by cheque nor a credit to a CREST account as set out above.

Conversion of B Shares into Ordinary Shares

Shareholders who elect to convert their B Shares will:

- in the case of Shareholders who hold their Ordinary Shares in certificated form, have share certificates in respect of their new Ordinary Shares posted to them on or as soon as possible after July 5, 2004;
- in the case of Shareholders who hold their Ordinary Shares in uncertificated form (i.e. in CREST), have their new Ordinary Shares credited to their CREST accounts on July 5, 2004.

The B Shares shall, on conversion, be converted into new Ordinary Shares at a rate which is based on the market value of the Ordinary Shares on a date determined by the Directors (as more fully set out in Part 2 of this document). This is broadly equivalent to the procedures used under the scrip dividend option to determine the scrip alternative.

Retention of B Shares

Shareholders who do not wish to have any of their B Shares redeemed or converted need take no action but should note that after 5.00 p.m. (London time) on June 18, 2004, which is the last date on which Redemption/Conversion Forms can be received by the Registrars, there may not be a further opportunity to redeem or convert their B Shares during 2004. These Shareholders will be sent their B Share certificate on July 5, 2004. However, should you wish to receive B Shares in uncertified form (i.e. CREST) you should contact the Registrars to arrange to submit a CREST Dematerialisation Request Form by 5.00 p.m. (London time) on June 18, 2004. Shareholders submitting such form will have their holding of B Shares credited to their CREST accounts on June 30, 2004. The Company expects to offer future redemption and conversion opportunities in January and July each year while B Shares are in issue.

Future Payments to Shareholders

The Company expects that any future payments to Shareholders will be made either through the issue of further B Shares or in the form of dividends. The Company will revert to paying dividends when it considers that it is appropriate to do so.

PEPs and ISAs

The B Shares will be qualifying investments for the purposes of the relevant PEP and ISA regulations and any Ordinary Shares issued on conversion will be qualifying investments.

ADR Holders

This document is being sent to holders in the ADR Programme for information purposes only. On behalf of the ADR holders, the Bank of New York, as depositary, has advised the Company that, in accordance with the terms of the Deposit Agreement, it will effectively sell the B Shares to be issued to it back to the Company, by electing to redeem all these B Shares. The Bank of New York will distribute the proceeds of the redemption to the ADR holders.

US Registration

The B Shares, and the Ordinary Shares into which they may be converted, have not been and will not be registered under the US Securities Act of 1933 (as amended) or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

United Kingdom taxation

A guide to the general tax position of United Kingdom Shareholders as at the date of this document is set out in Part 3 of this document.

In summary:

- the issue of B Shares should not create any charge to UK income tax or UK taxation of chargeable gains;

- the redemption of the B Shares will be a disposal for the purposes of UK taxation of chargeable gains and may, depending on the Shareholders' circumstances, give rise to capital gains tax on the amount of any chargeable gain;
- the conversion of B Shares into Ordinary Shares should not give rise to a disposal for the purposes of UK taxation of chargeable gains, and there should be no charge to UK income tax;
- a subsequent disposal of the Ordinary Shares into which B Shares have been converted may, depending on the Shareholder's circumstances, give rise to capital gains tax on the amount of any chargeable gain.

United States taxation

A guide to the general tax position of United States Shareholders as at the date of this document is set out in Part 3 of this document.

Shareholders who are in any doubt as to their tax position should consult their professional adviser.

PART 2: DETAILS OF B SHARES AND THE PROPOSED REDEMPTION AND CONVERSION OFFER

1. Allotment of B Shares and Admission

It is proposed that the sum of up to £200 million standing to the credit of the Company's merger reserve be capitalised and applied in paying up the B Shares with a nominal value of 0.1 pence each. Under this proposal B Shares will be issued to Shareholders who appear on the Company's register of members on the Record Date on the basis of 50 B Shares for each Ordinary Share then held. None of the B Shares will be marketed or made available in whole or in part to the public.

The B Shares will carry a non-cumulative preferential dividend of 75 per cent of LIBOR on their nominal value. Dividends on the B Shares will be paid six monthly in arrears on the first Business Day in January and July every year. The first dividend will be paid on January 4, 2005 in respect of the dividend calculation period commencing on July 1, 2004. The B Shares will carry limited voting rights and will not rank *pari passu* with the existing Ordinary Shares.

Application will be made for the B Shares to be admitted to the Official List and dealings are expected to commence on June 25, 2004. The Company will apply for the B Shares to be admitted to CREST with effect from June 30, 2004. Accordingly, settlement of market transactions may take place within the CREST system from June 30, 2004.

2. Form in which B Shares will be issued and Shareholders to whom they will be issued

All Shareholders holding Ordinary Shares on the Record Date will be issued with B Shares in certificated form on June 25, 2004 and their names will be entered into the register of members of the Company as set out in paragraph 9 below.

In addition and as a condition of issue of the July 2004 B Shares, Shareholders who **do not** complete and return their Redemption/Conversion Form to the Registrars in the prescribed manner by 5.00 p.m. on June 18, 2004 will be sent a B Share certificate on or within five Business Days of July 5, 2004, or will have their CREST accounts credited with B Shares on June 30, 2004 (depending on whether or not they have completed a CREST Dematerialisation Request Form), as more fully set out in paragraph 9 below.

Shareholders who **elect to redeem or convert all their B Shares** by completing the Redemption/Conversion Form enclosed with this document and returning it to the Registrars as set out in paragraphs 4 and 5 below will receive cash or Ordinary Shares (as appropriate) and **will not** receive B Share Certificates nor have their CREST accounts credited with B Shares.

3. Future issues of B Shares

As long as there is a tax benefit in doing so, and the Company is able to, the Company expects to continue to issue B Shares on an ongoing bi-annual basis in December and June rather than paying dividends.

4. Redemption offer

Subject to the approval of resolution 24 at the Company's Annual General Meeting on May 5, 2004, the Company offers to redeem for cash the July 2004 B Shares, in accordance with provisions of this paragraph 4 and paragraph 9 below.

Shareholders may elect during the Initial Election Period to redeem their B Shares for cash as set out in this paragraph 4.

(a) Circumstances under which B Shares can be redeemed

B Shares are redeemable at their nominal value of 0.1 pence each (subject to rounding in the manner the Company deems appropriate) in the following circumstances:

- where a Member elects to redeem B Shares during the Initial Election Period or during any Future Election Period, subject to any terms and conditions which the Company may determine; or
- at the Company's option at any time, if the aggregate number of B Shares in issue is less than 10% of the aggregate number of B Shares issued; or
- at the Company's option, at any time, in the following circumstances:
  - a proposed capital restructuring of the Company by way of a creation and/or issue of new or existing securities (other than B Shares); or

– a new holding company being inserted above the Company; or

– an acquisition of the Company; or

– a demerger from the Group.

All B Shares which are redeemed will be cancelled and will not be reissued.

(b) **Manner in which Shareholders may redeem their B Shares**

Regardless of whether Shareholders hold their Ordinary Shares in certificated form (i.e. they hold share certificates) or in uncertificated form (i.e. through CREST), in order to redeem all their B Shares, Shareholders must complete the Redemption/Conversion Form enclosed with this document and return it to the Registrars in the prescribed manner, ensuring that it is received by 5.00 p.m. on June 18, 2004 (forms received after this time will not be processed except at the discretion of the Company).

The Company reserves the right at its sole discretion to reject any Redemption/Conversion Forms if redemption pursuant to them would be illegal.

5. Conversion offer

Subject to the approval of resolution 24 at the Company's Annual General Meeting on May 5, 2004, the Company offers to convert into Ordinary Shares the July 2004 B Shares, in accordance with the provisions of this paragraph 5 and paragraph 9 below.

Shareholders may elect during the Initial Election Period to convert their B Shares into Ordinary Shares as set out in this paragraph 5.

(a) **Manner in which Shareholders may convert their B Shares**

Regardless of whether Shareholders hold their Ordinary Shares in certificated form (i.e. they hold share certificates) or in uncertificated form (i.e. through CREST), in order to convert all their B Shares into Ordinary Shares, Shareholders must complete the Redemption/Conversion Form enclosed with this document and return it to the Registrars in the prescribed manner, ensuring that it is received by 5.00 p.m. on June 18, 2004 (forms received after this time will not be processed except at the discretion of the Company).

The Company reserves the right at its sole discretion to reject any Redemption/Conversion Forms if conversion pursuant to them would be illegal.

(b) **Manner in which the conversion will be performed**

The conversion into Ordinary Shares will be performed in the manner set out in sub-paragraph (e) of paragraph 10 below or in any other manner permitted by the Company's articles of association.

(c) **Number of Ordinary Shares that Shareholders will be entitled to on conversion**

Shareholders electing to exercise their Conversion Right will receive the number of Ordinary Shares calculated by reference to the formula set out in sub-paragraph (e) of paragraph 10 below.

(d) **Fractions arising on conversion**

The Company will not issue fractions of Ordinary Shares. B Shares which in the hands of the holder are insufficient to convert into Ordinary Shares shall be consolidated with those of other Shareholders and the shares so resulting shall be sub-divided and redesignated into Ordinary Shares and B Deferred Shares. The Ordinary Shares resulting from the consolidation of such fractional entitlements shall be sold in the market and the net proceeds of the sale allocated in due proportion among those Shareholders entitled to the fractional entitlements. These funds shall be held by the Registrars together with all fractional entitlements rolled forward from previous scrip dividends, to be used on future occasions to subscribe for new Ordinary Shares when sufficient funds are in place, or returned to Shareholders on their demand or at the election of the Company.

6. Number of B Shares that may be redeemed or converted and 'evergreen elections'

The Redemption/Conversion Forms being sent to Shareholders with this document allow Shareholders to make an 'evergreen election' either to redeem for cash or convert into Ordinary Shares all the July 2004 B Shares being issued to them and all B Shares that may be issued to them by the Company in the future.

Once Shareholders have submitted their Redemption/Conversion Forms to the Registrars as set out in paragraphs 4(b) or 5(a) above (as appropriate), Shareholders will only be able to change their election in respect of the July 2004 B Shares by contacting the Registrars prior to 5.00 p.m. on June 18, 2004.

Shareholders who wish to redeem and/or convert only some of their July 2004 B Shares, or who wish to redeem or convert either all or part of their July 2004 B Shares only (and not future issues of B Shares) should contact the Registrars by calling 0870 702 0111 between 9.00 a.m. and 5.00 p.m. on any Business Day to obtain the necessary form which is to be completed and received by the Registrars by 5.00 p.m. on June 18, 2004.

7. Retention of B Shares and future redemption and conversion opportunities and future B Share issues

Shareholders who wish to retain their B Shares should take no action.

As long as there is a tax benefit in doing so, the Company expects to offer B Shares instead of dividends on an ongoing basis. Future Election Periods are expected to be set to allow redemption and conversion in the months of January and July on an ongoing yearly basis. Shareholders will on such occasions be able to redeem or convert any retained B Shares.

8. Non United Kingdom resident Shareholders

The attention of non United Kingdom resident Shareholders is drawn to the additional information set out in paragraph 1 of Part 4 of this document.

9. Dealings and despatch of documents and method of redemption payments

Subject to approval of resolution 24, to be proposed at the Annual General Meeting on May 5, 2004, the issue of B Shares will be made by reference to holdings of Ordinary Shares on the Company's register of members as at the Record Date, being March 12, 2004. The names of all B Shareholders will be entered into the B Shareholder register of members on June 25, 2004.

The Company will despatch to Shareholders who have not elected to redeem or convert their July 2004 B Shares as set out in paragraphs 4 and 5 above, a share certificate in respect of their B Shares by post on or as soon as possible after July 5, 2004, unless they have submitted a CREST Dematerialisation Request Form to the Registrars by 5.00 p.m. on June 18, 2004, in which event they will have their CREST accounts credited with the B Shares on June 30, 2004.

Temporary documents of title will not be issued and, pending dispatch of definitive share certificates or crediting of CREST accounts, transfers of B Shares which have not been redeemed or converted will be certified against the B Shareholder register held by the Registrars.

Where Shareholders redeem their July 2004 B Shares in accordance with the terms and conditions of the Redemption Offer, the Company will despatch their redemption payment cheques to them or credit their CREST accounts with the redemption payment (or in either case credit their bank accounts) on July 5, 2004.

If Shareholders have previously instructed the Company to pay dividends to them directly into designated accounts and if these instructions are still valid ("Standing Instructions") the redemption payments will be made to them in accordance with their Standing Instructions. Shareholders who have not established Standing Instructions or who wish to receive their redemption payment in an account or in a manner other than as specified in their Standing Instructions should contact the Registrars by calling 0870 702 0111 between 9.00 a.m. and 5.00 p.m. on any Business Day to request a Standing Instructions form or alternatively visit the Investors section of the Group's website www.rolls-royce.com to obtain the form. This form must be completed and received by the Registrars no later than 5.00 p.m. on June 11, 2004 in order to be effective for this issue of B Shares.

Where Shareholders convert their July 2004 B Shares in accordance with the terms and conditions of the Conversion Offer, it is a condition of issue of such new Ordinary Shares that the Company will despatch the share certificates in respect of

their Ordinary Shares to them on or within 5 Business Days of, July 5, 2004, or will credit their CREST accounts with the Ordinary Shares on July 5, 2004.

All certificates, cheques and other documents in relation to the July 2004 B Shares and any future issue of B Shares will be despatched to Members at their risk. In the case of joint Members, all documents will be posted to the registered address of the first named Member (as applicable) on the Company's registers of Members.

10. Rights and restrictions attaching to B Shares

The following is a summary of the rights and restrictions of the B Shares which will be reflected in the amended articles of association of the Company:

(a) *Income*

(i) Out of the profits available for distribution, the holders of the B Shares shall be entitled, in priority to any payment of a dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend per B Share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraph (ii) below, such dividend to be paid half-yearly in arrears in respect of Calculation Periods (as defined below) on January 2 and July 1 in each year or, if any such date is not a Business Day, on the next day which is a Business Day (without any interest or payment in respect of such delay) (each a "Payment Date"). No B preferential dividend shall accrue on any B Shares between the date of issue of such B Shares and, (aa) where an offer has been made by the Company (or if more than one offer, the first such offer) to redeem such B Shares, the earliest date on which a redemption payment is due and payable by the Company in accordance with the terms of such offer; or (bb) where no such offer has been made to redeem the B Shares, the earlier of 30 days from the date of such issue and the date determined by the Directors in their discretion.

(ii) Each of the periods commencing on January 1 and ending on June 30 and commencing on July 1 and ending on December 31 (as applicable) is called a "Calculation Period". The rate per annum of the B preferential dividend for each Calculation Period shall be 75 per cent of LIBOR on the first Business Day immediately preceding the relevant first day of the Calculation Period.

(iii) In this paragraph (a), "non-cumulative" in relation to the B preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B preferential dividends out of profits made in subsequent periods.

(iv) Payments of B preferential dividends shall be made to holders on the register of B Shareholders on a date selected by the directors being not less than 15 days nor more than 120 days (or, in default of selection by the directors, the date falling 120 days) prior to the relevant Payment Date. The aggregate dividend due to each B Shareholder will be rounded down to the nearest whole penny.

(v) The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company.

(vi) All B preferential dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the B Shares shall be entitled, in priority to any payment to the holders of Ordinary Shares, to the repayment of the nominal capital paid up or credited as paid up on the B Shares held by them, together with a sum equal to the outstanding preferential dividend which will have accrued but not been paid until the date of the return of capital. The aggregate amount due to each B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If, on a return of capital, the amounts available for payment are insufficient to cover in full the amounts

payable on the B Shares, the holders of such shares will share *pro rata* in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of B Shares shall not be entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution. Where the holders of B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of B Shares who (being an individual) is present in person or (being a corporation) is present by representative will have one vote and on a poll every B Shareholder present in person or, being a corporation, by representative or by proxy will have one vote for every 200 B Shares held by such holder.

(d) *Redemption*

During the Initial Election Period or a Future Election Period, and in accordance with the terms and conditions of the Redemption Offer or the relevant Future Redemption Offer (as the case may be), B Shareholders may elect to exercise their Redemption Right.

The Company expects to set Future Election Periods twice a year in January and July and may at any other time, by notifying Members in any way it deems appropriate, allow B Shareholders to elect to have their B Shares redeemed at their 0.1 pence nominal value and on the terms and conditions announced by the Company at those times (or to have their B Shares converted into Ordinary Shares at the Conversion Share Value determined by the Company in accordance with paragraph 10(e) below).

In addition, the Company may, at its discretion, redeem all unredeemed B Shares remaining in issue in the following circumstances:

(i) at any time, if the aggregate number of B Shares in issue is less than 10% of the aggregate number issued; or

(ii) at the Company's option, at any time, in the following circumstances:

(aa) a proposed capital restructuring of the Company by way of a creation and/or issue of new or existing securities (other than B Shares); or

(bb) a new holding company being inserted above the Company; or

(cc) an acquisition of the Company; or

(dd) a demerger from the Group.

(e) *Conversion*

During the Initial Election Period or a Future Election Period, and in accordance with the terms and conditions of the Conversion Offer or the relevant Future Conversion Offer (as the case may be), B Shareholders may elect to exercise their Conversion Right.

The proposed Article 6A(e) provides that B Shareholders exercising their Conversion Right, subject to the terms and conditions of the Conversion Offer or any Future Conversion Offer (as the case may be), will be entitled to the number of Ordinary Shares calculated by reference to the following formula:

$$\mathbf{N_O = (N_B \div 10) \div CSV}$$

where:

N_O is the number of Ordinary Shares a B Shareholder is entitled to on conversion, on the basis that fractions are rounded down to the nearest whole number;

N_B is the number of B Shares which the B Shareholder has elected to convert; and

CSV is the Conversion Share Value in pence.

The Conversion Share Value in respect of future opportunities to convert B Shares will be announced by the Company on the Regulatory News Service of the London Stock Exchange on a date preceding the date of commencement of any Future Election Period or on any other date chosen by the Company at its discretion prior to the last day on which a B Shareholder can elect to convert B Shares. For the Initial Election Period the Conversion Share Value will be 212 pence.

The Company will, at its discretion, perform or procure the performance of the conversions in any manner permitted in the proposed Article 6A(e). However, it is expected that the Company will use the following method of conversion in respect of each B Shareholder who makes an election to convert his or her B Shares:

- A B Shareholder shall only be able to convert that number of B shares as are perfectly divisible by ten times the Conversion Share Value (i.e. that number as will not result in a fraction). These B Shares of a B Shareholder are referred to as "Converting B Shares". As the balance of such holder's B Shares will be insufficient to convert into an Ordinary Share they will be fractional entitlements and these fractional entitlements will be dealt with as set out below.

- On conversion, all of the Converting B Shares shall be consolidated initially into undesignated shares each having a nominal value equivalent in pence to the Conversion Share Value. Each undesignated share resulting from such consolidation shall be immediately sub-divided into one Ordinary Share and one B Deferred Share having a nominal value equivalent to the difference between the nominal value of an Ordinary Share and the nominal value of the undesignated share. The undesignated shares will be created solely to facilitate the conversion and will cease to exist following the sub-division into Ordinary Shares and B Deferred Shares.

- No Shareholder shall be entitled to a fraction of an Ordinary Share and as a result all fractional entitlements (namely, the balance of a B Shareholder's B Shares which were not Converting B Shares but which were included in that B Shareholder's election to convert) shall be consolidated with those B Shares of other B Shareholders which also constitute fractional entitlements, and the shares so resulting shall be sub-divided and redesignated into Ordinary Shares and B Deferred Shares in the same manner as set out above. The Ordinary Shares resulting from the consolidation of such fractional entitlements will then be sold and the net proceeds of the sale will be held on account for the Shareholders (the ***Proceeds***) by the Registrars in proportion to each Shareholder's respective entitlements. Unless Shareholders request the return of their proportion of the Proceeds, they will be rolled over to be used (when sufficient and at such time as the Board deems appropriate), together with all fractional entitlements rolled forward from previous scrip dividends currently held by the Registrars on the Shareholders' behalf, to obtain Ordinary Shares for such Shareholders in the future.

- The Company intends to transfer the B Deferred Shares to such person as the Directors may determine or to repurchase them for no consideration and cancel them. These B Deferred Shares will entitle the holder to receive their nominal value in a winding up, but only after Ordinary Shares have participated in an amount of £50,000 per Ordinary Share. In addition they will not carry any dividend rights. Accordingly the B Deferred Shares will effectively be worthless. No share certificates will be created or despatched in respect of any B Deferred Shares.

(f) *Purchase of shares*

The Company will not require the sanction or the consent of the holders of the B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or B Shares and/or B Deferred Shares).

(g) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking *pari passu* with, in priority to or deferred to the B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the B Shares and

whether or not the same confer on the holders voting rights more favourable than those conferred by the B Shares) shall be deemed not to involve a variation of the rights attaching to the B Shares for any purpose.

(h) *Transfers*

The B Shares will be transferable by instrument of transfer in usual or common form.

11. Return of funds

The Registrars shall return to those Shareholders electing to redeem their July 2004 B Shares and those who do not make any election, all funds held by the Registrars on each such Shareholder's behalf arising from their respective fractional entitlements on scrip dividends previously offered by the Company.

PART 3: TAXATION

United Kingdom Taxation

The following paragraphs, which are intended as a guide only, are based on current UK legislation and published Inland Revenue practice at the date of this document and are therefore subject to change. They only summarise certain limited aspects of the UK taxation treatment of the proposed issue of B Shares. They relate only to the position of Shareholders who are resident or ordinarily resident in the UK for tax purposes, who will hold their B Shares as an investment and are the absolute beneficial owners of the B Shares. This section is not intended to be, and should not be construed to be, legal or taxation advice to any particular Shareholder. If you are in any doubt as to your taxation position, you are recommended to seek your own taxation advice immediately from an independent professional adviser.

The issue of B Shares

1. The allotment and issue of B Shares will not itself create any charge to UK income tax or UK taxation of chargeable gains.

2. For the purposes of UK taxation of chargeable gains, the allotment and issue of B Shares by the Company will be treated as a reorganisation of its share capital. Accordingly:

    (a) a Shareholder receiving an entitlement to B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason thereof;

    (b) the B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

    (c) on a subsequent disposal (including a redemption) of the whole or part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the B Shares by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for one or both classes of shares, as derived from the Official List.

Redemption of B Shares

3. The payment by the Company of the nominal value of the B Shares on their redemption will not constitute an income distribution for UK tax purposes. Accordingly:

    (a) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for UK tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

    (b) a Shareholder who disposes of the whole or part of that Shareholder's holding of B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the B Shares is calculated in the manner described at paragraph (2)(c) above.

4. Where the Shareholder is an individual:

    (a) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

    (b) if a Shareholder acquired his existing Ordinary Shares on June 23, 2003, as a result of the Company being introduced as the new holding company of the Group in place of the previous holding company Rolls-Royce plc, and that Shareholder had acquired the Ordinary Shares in Rolls-Royce plc (which were cancelled and replaced with his existing Ordinary Shares) prior to April 1, 1998, indexation allowance will be available in respect of part of the base cost in the existing Ordinary Shares (apportioned to the B Shares in the manner described in paragraph (2)(c) above) until the end of April 1998 (save to the extent that this creates or

increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his Rolls-Royce plc shares after March 31, 1998 or acquired his existing Ordinary Shares after June 23, 2003. In either of these cases taper relief may apply so that the effective rate of capital gains tax on any gain on a redemption of B Shares by an individual will be reduced the longer existing Ordinary Shares (and any prior holding of shares in Rolls-Royce plc) and then the B Shares are held, up to a maximum of ten years.

5. Set out below are two examples of the capital gains tax computation on a redemption of B Shares by an individual. However, the actual calculation would depend on the tax position of each Shareholder and Shareholders should consult their professional advisers. The examples are for illustrative purposes only and the prices used are not intended to relate to the actual price of the Ordinary Shares.

In the examples, it is assumed that fifty B Shares (issued in respect of one Ordinary Share) are held. It is also assumed that the market quotation of the Ordinary Shares immediately after the bonus issue of B Shares is 350 pence each and that the market value of the B Shares at the same time is 0.1 pence each.

Example 1

If the historic cost for capital gains tax purposes of the Ordinary Shares was 275 pence each, then ignoring indexation and taper relief:

	Pence
Proceeds from redemption of fifty B Shares = (50 x 0.1)	5.00
Cost of fifty B Shares = 275 x ((50 x 0.1)/(350 + (50 x 0.1))	3.87
Unindexed gain before any indexation allowance or taper relief	1.13

Example 2

If the historic cost for capital gains tax purposes of the Ordinary Shares was 450 pence each, then:

	Pence
Proceeds from redemption of fifty B Shares = (50 x 0.1)	5.00
Cost of fifty B Shares = 450 x ((50 x 0.1)/(350 + (50 x 0.1))	6.34
Allowable loss	(1.34)

Conversion of B Shares

6. A Shareholder who elects to convert his B Shares into Ordinary Shares pursuant to the Conversion Option will not be treated as making a disposal of his B Shares. Instead "roll-over" treatment should apply, which means the Ordinary Shares will be treated for the purposes of taxation on chargeable gains as the same asset as the B Shares and as having been acquired at the same time as the B Shares were treated as acquired.

7. If a Shareholder becomes entitled to receive a further Ordinary Share pursuant to the Company's proposed method of dealing with fractional entitlements to Ordinary Shares arising on conversion or carried forward under the Company's Scrip Dividend arrangements (i.e. the Shareholder has sufficient cash held by the Registrars to entitle him to an Ordinary Share), such additional share is likely, in practice, to be treated as receiving the "rollover" treatment discussed above, rather than being treated as a separate cash subscription for an Ordinary Share.

8. No charge to income tax should arise in relation to the conversion of B Shares pursuant to the Conversion Option. If, in relation to a Shareholder's entitlement in respect of fractions, the Registrars pay to him the cash held on his behalf (rather than issuing him with an Ordinary Share once he has a sufficient cash entitlement – as discussed above), in practice the amount of that cash is likely to be treated not as the proceeds of a part disposal but as reducing the base cost of the Shareholder's Ordinary Shares by an amount equal to the cash received.

9. A Shareholder who subsequently disposes of Ordinary Shares may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised.

Stamp duty and stamp duty reserve tax

10. No stamp duty or stamp duty reserve tax should arise on the issue, redemption or conversion of B Shares.

Dividends

11. The United Kingdom tax treatment of dividends paid on the B Shares will be the same as the tax treatment of dividends paid on the Ordinary Shares. Accordingly under current tax law, the Company will not be required to withhold tax at source from dividend payments it makes on the B Shares.

(a) *Individuals*

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company on a B Share will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10% of the "gross dividend" (i.e. the tax credit will be one-ninth of the amount of the dividend).

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

A UK resident shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5%. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5% of the gross dividend (an effective tax rate of 25% of the net cash dividend received).

(b) *Companies*

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from the Company on a B Share. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) *Pension funds and charities*

UK pension funds and charities will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company on a B Share.

Section 703 of the Income and Corporation Taxes Act 1988 (ICTA)

12. There is an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe that a person obtains a tax advantage in consequence of certain transactions in securities. Were the Inland Revenue to seek to apply section 703 ICTA to the B Share proposals, one possible effect would be to tax the redemption proceeds as income. However, in the opinion of the Company and its taxation advisers, the B Share proposals are such that section 703 ICTA should not apply to Shareholders.

United States Taxation

The following paragraphs contain a summary based on present law of the material US federal income tax consequences relevant to the receipt and ownership of B Shares and, following a conversion, Ordinary Shares. The discussion addresses only beneficial owners that are US persons (within the meaning of section 7701(a)(30) of the Internal Revenue Code) that will hold B Shares and Ordinary Shares as capital assets and use the US dollar as their functional currency ("US Holders"). The discussion does not consider the circumstances of holders subject to special rules. Shareholders should consult their own tax advisers regarding their specific circumstances.

Taxation on receipt, redemption or conversion of B Shares

1. The receipt of the B Shares by a US Holder will be taxable as a dividend in an amount equal to the fair market value of the B Shares received whether or not the B Shares are immediately redeemed or converted. The dividend generally will be included in the gross income of a US Holder as ordinary income from foreign sources and

generally will constitute "qualified dividend income" to eligible non-corporate US Holders subject to tax at the favourable rates generally applicable to long-term capital gains. A US Holder's tax basis in B Shares will equal the US dollar amount included as a dividend.

A US Holder who elects for **immediate** redemption of B shares will have no additional US tax consequences.

2. A US Holder who receives B Shares and elects for the Company to redeem them **at a later date** may be treated as receiving a **further** dividend in an amount equal to the redemption proceeds (converted into US dollars at the spot rate on the date of receipt) unless the redemption results in a meaningful reduction of such holders proportionate interest in the Company. If redemption proceeds are included in gross income as a dividend, a US Holder's tax basis in the redeemed B Shares would be added to such shareholder's remaining B Shares and/or Ordinary Shares. If a redemption of B Shares results in sale treatment, the US Holder would be subject to the same rules as are described in "Sale or other disposition of B Shares and Ordinary Shares" below. It is not possible to say which treatment will apply as this depends, amongst other things, on the elections to redeem or convert B Shares made by other Shareholders. **US Holders are urged to consult their own tax advisers regarding the specific tax consequences of tendering issued and outstanding B Shares for redemption.**

3. Conversion of B Shares into Ordinary Shares, either at the time of issue or at a later date, should have no consequences for a US Holder. The tax basis of Ordinary Shares received on conversion of B Shares will equal the US Holder's adjusted tax basis in the converted B Shares (less any basis in respect of B Shares attributable to a fraction of an Ordinary Share). A US Holder's holding period in the Ordinary Shares will include the holding period of the converted B Shares.

Dividends paid on B Shares

4. Cash dividends paid in respect of outstanding B Shares generally will be included in the gross income of a US Holder (converted into US dollars at the spot rate on the date of receipt) as ordinary income from foreign sources and will constitute "qualified dividend income" to non-corporate US Holders.

Sale or other disposition of B Shares and Ordinary Shares

5. A US Holder generally will recognise capital gain or loss arising from US sources on the sale or other disposition of B Shares or Ordinary Shares equal to the difference between the US dollar value of the amount realised from such sale or other disposition (generally converted at the spot rate on the date of receipt) and the US Holder's adjusted tax basis (determined in US dollars) for such B Shares or Ordinary Shares. The deductibility of capital losses is subject to limitations.

Foreign exchange gain or loss

6. Dividends and proceeds of redemption or sale that are paid in pounds sterling generally will be taken into account for tax in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. A US Holder's tax basis in pounds sterling will equal such US dollar amount. Any gain or loss realised on a subsequent conversion of the pounds sterling for a different amount will be US source ordinary income or loss.

Backup withholding and information reporting

7. Backup withholding and information reporting may apply to dividends paid in respect of B Shares and Ordinary Shares (including the initial distribution of B Shares) or the proceeds received on the sale or exchange of B Shares or Ordinary Shares by non-corporate US Holders.

Other overseas Shareholders

This summary only considers UK and US taxation. Any other overseas Shareholders should seek tax advice in their jurisdiction of residency.

PART 4: ADDITIONAL INFORMATION

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption and Conversion Offer or subsequent disposal of B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem B Shares or otherwise dispose of any shares in the Company to satisfy himself or herself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption or conversion of B Shares constitutes an invitation or offer to redeem or convert B Shares in any jurisdiction in which such invitations or offers are unlawful.

In the event that the Board is advised that the allotment and issue of B Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require the Company to obtain governmental or other consent, or effect any registration, filing or other formality with which, in the opinion of the Company, it would be unable to comply or which it regards as unduly onerous, the Company will have the right to issue the B Shares to which such Shareholders are entitled, to a nominee on behalf of such Shareholders which nominee shall be entitled to sell or redeem such B Shares for cash with the net proceeds of such sale or redemption (as the case may be) being remitted to such Shareholders. Any remittance of the net proceeds of sale or redemption shall be at the risk of the relevant Shareholder.

In particular, but without prejudice to the generality of the foregoing, the B Shares, and the Ordinary Shares into which they may be converted, have not been and will not be registered under the US Securities Act of 1933 (as amended) or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

This circular is not a Securities Sales Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 as amended and has not been filed or approved by the German Federal Financial Services Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht)* or any other competent German authority under the relevant laws.

The circular, copies thereof or any document relating to the B Shares are only being distributed to Shareholders and, for informational purposes only holders in the ADR Programme. The B Shares are therefore only being issued to Shareholders.

2. Number of B Shares being issued

It is proposed that 83,922,435,550 B Shares with a nominal value of 0.1 pence each be issued on June 25, 2004 to all Shareholders holding Ordinary Shares on the Record Date, if the approval of the Shareholders is obtained at the AGM.

3. Shareholder authority

The B Shares are proposed to be issued pursuant to resolution 24 of the notice of the AGM dated March 10, 2004 enclosed with this circular.

4. Authorised share capital

As at March 22, 2004 (being the date of this document) the Company has an authorised share capital of £500,050,001.

5. General

All questions as to validity, form and eligibility in relation to the Redemption/Conversion Form will be determined by the Company (which may delegate this power in whole or part to the Registrars) and such determination shall be final and binding.

No authority conferred by or agreed to by execution of the Redemption/Conversion Form shall be affected by, and all such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholders shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholders.

The B Shares have not and will not be marketed or offered in whole or in part to the public. B Shares will be in registered form and may be settled through CREST if in uncertificated form. Further redemptions and conversions of B Shares may take place via CREST.

The expenses of, or in connection with, the proposed issue of B Shares to take place in June 2004 which are payable by the Company are estimated to amount to approximately £975,000 (excluding value added tax, if any).

PART 5: DEFINITIONS

The following terms apply throughout this document unless the context otherwise requires.

ACT	means advance corporation tax;
Admission	means admission of the B Shares to the Official List becoming effective in accordance with the Listing Rules of the UK Listing Authority and to trading on the London Stock Exchange;
ADR	means American Depositary Receipt;
ADR Programme	means the American Depositary Receipt Programme between The Bank of New York, the Company and the owners and holders of depository receipts, set up pursuant to a deposit agreement dated May 1990;
AGM or ***Annual General Meeting***	means the Annual General Meeting of the Company to be held at 11.00 a.m. on May 5, 2004;
B Deferred Shares	means the non-voting deferred shares arising on the process of conversion of B Shares into Ordinary Shares and having the rights set out in the proposed Article 6A(e) which is proposed to be included in the Company's amended articles of association;
B preferential dividend	means the non-cumulative preferential dividend to be paid to holders of the B Shares more fully set out in paragraph 10 of Part 2 of this document;
B Shares	means the non-cumulative redeemable convertible preference shares of 0.1 pence each in the capital of the Company proposed to be issued from time to time on the terms and conditions set out in this document;
B Shareholder	means a holder of B Shares;
Board or ***Directors***	means the directors of the Company as at the date of this document and from time to time;
Business Day	means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London;
Calculation Period	means each six-monthly period ending on the last day in June and December each year by reference to which the B preferential dividend is calculated;
Companies Act	means the Companies Act 1985 (as amended);
Company	means Rolls-Royce Group plc;
Conversion Offer	means the offer made by the Company in paragraph 5 of Part 2 of this document to convert any or all of the July 2004 B Shares into Ordinary Shares on the terms and conditions set out in this document;
Conversion Right	means the right of B Shareholders to convert their B Shares into Ordinary Shares when the Company makes the Conversion Offer or a Future Conversion Offer, as more fully set out in paragraph 5 of Part 2 of this document;
Conversion Share Value	means the arithmetical mean (rounded down to the nearest whole number) of the middle market quotations expressed in pence as derived from the daily Official List for one Ordinary Share for the period of any five consecutive dealing days chosen by the Company to end before the commencement of the Initial Election Period or any Future Election Period (as applicable);

Corporation under Foreign Control	means any corporation (other than a Foreign Corporation): (a) of which one third or more of the directors (or persons occupying the position of directors by whatever name called) are Foreign Individuals or Foreign Corporations or are accustomed to act in accordance with the suggestions, instructions or directions of Foreign Individuals or Foreign Corporations; and (b) of which shares carrying more than 30 per cent of the votes which are ordinarily eligible to be cast on a poll at general meetings of the corporation are for the time being held by Foreign Individuals or Foreign Corporations;
CREST	means the relevant system (as defined in the Uncertificated Securities Regulations 1995) in respect of which CRESTCo Limited is the operator;
Foreign Corporation	means: (a) any corporation other than a corporation which is incorporated under the laws of any part of and which has its principal place of business and central management and control in the United Kingdom; (b) a government or government department or government agency or body other than of the United Kingdom or any part thereof; and (c) any municipal, local statutory or other authority or any undertaking or body established in any country other than the United Kingdom;
Foreign Individual	means any individual who is not a British citizen, a British Dependent Territories citizen or a British Overseas citizen by virtue of the British Nationality Act 1981;
Future Conversion Offer	means any offer (other than the Conversion Offer) made by the Company to convert B Shares into Ordinary Shares;
Future Redemption Offer	means any offer (other than the Redemption Offer) made by the Company to redeem B Shares for cash;
Future Election Period* or *Periods	means any period or periods after the Initial Election Period when the Company gives B Shareholders an opportunity to redeem and/or convert B Shares;
Group	means the Company and its subsidiary undertakings (as defined in the Companies Act) from time to time;
Initial Election Period	means the period during which B Shareholders may elect for any or all of the July 2004 B Shares issued to them to be redeemed for cash or converted into Ordinary Shares in accordance with the terms and conditions of the Redemption and Conversion Offer expected to commence on March 22, 2004 and to end at 5.00 p.m. on June 18, 2004;
July 2004 B Shares	means the B Shares to be issued on June 25, 2004 pursuant to this document;
Members	means Shareholders and B Shareholders;
LIBOR	means London inter-bank offered rate for six month deposits in pounds sterling per annum which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00 a.m. (London time) on the relevant date;
London Stock Exchange	means London Stock Exchange plc;
Official List	means the Official List of the UK Listing Authority;

Ordinary Shares	means ordinary shares of 20 pence each in the share capital of the Company;
Proceeds	means the net proceeds of the sale of the Ordinary Shares resulting from the consolidation of fractional entitlements only on the conversion of B Shares;
Proposal	means the B Share issue, and the redemption and conversion of B Shares described in this document;
Proxy Form* or *Form of Proxy	means the form of proxy accompanying this document for use in connection with the Annual General Meeting;
Record Date	means March 12, 2004, being the record date for the proposed bonus issue of B Shares to take place in June 2004;
Redemption/Conversion Form	means the form that allows Shareholders to elect to either redeem all their B Shares or convert all their B Shares during the Initial Election Period subject to the conditions referred to therein;
Redemption Offer	means the offer made by the Company in paragraph 4 of Part 2 of this document to redeem any or all of the July 2004 B Shares for cash on the terms and conditions set out in this document;
Redemption Right	means the right of B Shareholders to redeem their B Shares for cash when the Company makes the Redemption Offer or a Future Redemption Offer more fully set out in paragraph 4 of Part 2 of this document;
Redemption and Conversion Offer	means the Redemption Offer and the Conversion Offer;
Registrars	means Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FA or such other agent as the Company may appoint from time to time;
Shareholder	means a holder of Ordinary Shares;
UK* or *United Kingdom	means the United Kingdom of Great Britain and Northern Ireland; and
US* or *United States	means the United States of America and its territories and possessions, any state of the United States of America and the District of Columbia.

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